

July 6, 2012

<u>Via E-mail</u>
Edward A. Robinson
Principal Executive Officer
BMW FS Securities LLC
300 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677

> **Re: BMW FS Securities LLC**
> **Registration Statement on Form S-3**
> **Filed June 27, 2012**
> **File No. 333-182371**

Dear Mr. Robinson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Item 17. Undertakings, page IV</u>

1. We note your Item 512(l) in which you undertake that the information provided in response to Item 1105 of Regulation AB through a Web site is deemed to be a part of the prospectus in the registration statement. We also note disclosure (for example, on page 30) that static pool information may be made available through a Web site. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please delete the Item 512(l) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site.

Certificates

2. We note that you may issue asset-backed certificates (in addition to asset-backed notes) under the pending registration statement. Tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 to mortgage-backed certificates and what information you will include in the prospectus supplement as the case progresses. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

3. Please also revise your disclosure regarding the issuance of asset-backed certificates to reconcile conflicting disclosure on the type of certificates offered. For example, we note on page S-62 of the prospectus supplement that the certificates are not being offered pursuant to this prospectus supplement and that information about the certificates is provided to "further a better understanding of the notes." However, we also on page 40 of the base prospectus that you contemplate the issuance of certificates with the denominations of the certificates specified in the applicable prospectus supplement.

Annex A, Static Pool Information

4. We note that you intend to provide static pool information in Annex A of the prospectus supplement. Please revise to show that the chart on page 2 of the annex reflects static pool information regarding delinquencies as required under Item 1105 of Regulation AB or if you do not intend to provide such information, tell us why it is not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Reed D. Auerbach
      Bingham McCutchen LLP